The AllianceBernstein Portfolios
                          1345 Avenue of the Americas
                            New York, New York 10105



                                                   December 28, 2011

Ms. Deborah O'Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

         Re: The AllianceBernstein Portfolios -
             AllianceBernstein Wealth Appreciation Strategy AllianceBernstein Balanced Wealth Strategy AllianceBernstein Conservative Wealth Strategy AllianceBernstein Tax-Managed Wealth Appreciation Strategy AllianceBernstein Tax-Managed Balanced Wealth Strategy AllianceBernstein Tax-Managed Conservative Wealth Strategy (the "Strategies")
             Post-Effective Amendment Nos.80 and 82.
             File Nos. 033-12988 and 811-05088
             -----------------------------------------------------------

Dear Ms. O'Neal-Johnson:

      In connection with Post-Effective Amendments No. 80 and 82 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on December 28, 2011, and in accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 thereunder, the undersigned hereby requests that the effective date of Post-Effective Amendments No. 80 and 82 be accelerated so that the Registration Statement becomes effective on December 28, 2011 or as soon as practicable thereafter.

                                              Very truly yours,

                                              The AllianceBernstein Portfolios


                                              By: /s/ Stephen J. Laffey
                                                  ----------------------
                                                      Stephen J. Laffey
                                                      Assistant Secretary



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